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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.  )*

                               PETROLEUM GEO-SVCS
                     ---------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                     ---------------------------------------
                         (Title of Class of Securities)


                                   716597109
                     ---------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement X. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 3 pages

CUSIP NO.      716597109
                                      13G

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification Nos. Of Above Person
                                        State of Wisconsin Investment Board
                                         39-6006423

(2)     Check the Appropriate Box if a Member of a Group *
                                                         (a) ____   (b) ____
        Not Applicable

(3)     SEC Use Only

(4)     Citizenship or Place of Organization           Madison, Wisconsin

Number of Shares         (5)     Sole Voting Power                2,016,000
Beneficially
Owned by Each            (6)     Shared Voting Power         Not Applicable
Reporting Person
With                     (7)     Sole Dispositive Power           2,016,000

                         (8)     Shared Dispositive Power    Not Applicable

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,016,000

(10)    Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares *                        Not Applicable

(11)    Percent of Class Represented by Amount in Row (9)           7.79

(12)    Type of Reporting Person                EP (Public Pension Fund)


                     * SEE INSTRUCTION BEFORE FILLING OUT!
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                                                    Page 3 of 3 pages


ITEM 1.  ISSUER
         (a) Petroleum Geo-Svcs
         (b) Standveien SE, P.O. Box 89,
             Lysaker, Norway N-1324


ITEM 2.  PERSON FILING
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency
         (d) See cover page
         (e) See cover page

ITEM 3. THIS STATEMENT IF FILED PURSUANT TO 13-d-1(b) OR 13d-2(b) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

ITEM 4.  OWNERSHIP
         (a) See Row 9 on Page 2
         (b) See Row 11 on Page 2
         (c) The State of Wisconsin Investment Board retains sole voting and dispositive power for all shares.

ITEM 5. IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES,
         CHECK THE FOLLOWING
                             -----

ITEM 6.  NOT APPLICABLE

ITEM 7.  NOT APPLICABLE

ITEM 8.  NOT APPLICABLE

ITEM 9.  NOT APPLICABLE

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 June 10, 1996
                             ---------------------
                                      Date

                               /s/ George Natzke
                             ---------------------
                                   Signature

                          George Natzke, Administrator
                          ----------------------------
                                   Name/Title